Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: September 23, 2015

September 23, 2015

Dear Unitholder,

THERE IS STILL TIME TO TENDER — EVERY UNIT COUNTS

As of September 18, 2015, over 37% of Silver Bullion Trust (“SBT”) unitholders had tendered into the Sprott offer.  We are writing today to ensure that you do not miss out on this opportunity. You now have until October 9, 2015 to tender units to the Sprott offer, which provides a unique opportunity to exit an underperforming security and move into a security that reflects the value of your silver investment.

Protect your investment and exchange your SBT units for an immediate premium on a NAV to NAV basis managed by a regulated entity committed to your best interests.

Tender to the Sprott offer before it is too late!  We have made a short extension on our offer to ensure no unitholder is left behind. Our offer expires at 5:00 p.m. Eastern Time on October 9, 2015.

You Have Incurred Significant Penalties Because of the Actions of the SBT Trustees

A lot has been revealed about the issues at SBT and the significant penalties that unitholders have incurred.  Compounding the conflicts, lack of independence and recently disclosed side payments, the SBT Trustees have even gone as far as selling unitholder bullion to fund the Trustees’ transparent efforts to keep their jobs and protect the fees delivered to the Spicer family.  The Trustees have chosen to force SBT unitholders to pay millions of dollars in expenses by taking actions intended to deny unitholders an increase in value and to pay for costly litigation the Trustees initiated to protect their positions and the Spicers’ fees.

Unitholders have a unique opportunity to exchange their units for an immediate premium and with the assurance of management by a regulated entity that is committed to their best interests.

OVER 37% OF YOUR FELLOW UNITHOLDERS HAVE ALREADY TENDERED - DO NOT MISS YOUR CHANCE

Every unit counts. Receive an immediate premium on a NAV to NAV basis for each unit, and enter into an investment that better reflects the value of your silver investment.

ONLY YOU CAN UNLOCK IMMEDIATE VALUE FOR YOUR INVESTMENT TENDER YOUR UNITS BEFORE THE OFFER EXPIRES AT 5:00PM ON OCTOBER 9, 2015

SBT unitholders who have questions regarding the Sprott offer are encouraged to visit our dedicated website at http://www.sprottadvantage.com or contact Sprott’s unitholder services agent, Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

Thank you for your support.

Sincerely,

John Wilson
CEO, Sprott Asset Management

Important Notice

The offer by Sprott Asset Management LP (“Sprott”) to purchase the units of SBT (the “Sprott offer”) is subject to conditions.  Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the notices of extension and variation dated June 22, 2015, July 7, 2015 and August 4, 2015, the notices of change dated August 18, 2015 and August 28, 2015, the notice of variation dated September 4, 2015, the notice of extension dated September 18, 2015, and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, Sprott Physical Silver Trust (“PSLV”) has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (a “Registration Statement”), which contains a prospectus relating to the Sprott offer (the “Prospectus”). This document is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SBT, PSLV AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or PSLV. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.